Exhibit 7

Grown Rogue Continues Upward Trend Reporting Second Consecutive Quarter of Positive Adjusted EBITDA

Medford, Oregon, September 30, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, has released its financial and operating results for the three months ended July 31, 2020. The Company’s business strategy focusing on supply chain efficiencies and higher margin product sales continues to pay dividends as Grown Rogue has achieved positive Adjusted EBITDA1 for the second consecutive quarter while also seeing an increase in average selling price (ASP) for its indoor flower. Production in Q3 2020 at Grown Rogue’s indoor facility increased by 92% versus Q3 2019 and was also up 24% vs Q2 2020.

All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Q3 2020 Highlights

●	Second consecutive quarter of positive Adjusted EBITDA; $141k for the quarter and $183k for the year-to-date.1 Improvement of $1.4m in Q3 2020 versus Q3 2019 ($1.2m). Increased average selling price of indoor flower in Oregon to $1,335 in Q3 2020 from $837 Q3 2019 and $1,082 in Q2 2020

●	Continued to quickly monetize inventory despite restrictions placed on retailers due to COVID-19, achieving average inventory turns of 11 days in Q3 2020 for Oregon indoor production

●	Reported a cash cost per gram produced of $0.872 for Oregon high quality indoor production

●	Total reported revenue was $904k, all of which was Grown Rogue branded product; a 90% increase for branded product sales and a 17% increase in total revenue versus $774k in Q3 2019

●	Michigan proforma revenues3 were $518k; of which $462k was from medical flower sales at an average price of $2,462

●	Proforma revenue3 was $1.4m in Q3 2020

●	Cash balance of $591k versus $75k at year-end (October 31st) and $257k at July 31, 2019. Working capital deficiency improved from ($2.7m) at year-end to ($0.3m)

“We’re pleased with our performance in Q3 and the positive effects of our streamlined business strategy, focusing on higher margin products and operational efficiencies, which have allowed us to continue our trend of profitable operations,” said Obie Strickler, CEO of Grown Rogue. “In Michigan, we’ve continued to see tremendous demand for our products as this exciting market continues to grow, especially with recreational sales gaining rapid momentum.

The steady expansion of the Golden Harvests facility has allowed our partner to capitalize on the current market conditions and sets us up for a bright future in the state.”

Q3 2020 Highlights by State

Oregon Operations

●	Completed construction of a 7th growing room, bringing our state-of-the-art indoor facility closer to full capacity

●	Indoor flower sold at an average price of $1,335/lb., versus $837/lb. in Q3 2019, which was an increase of 60%

●	Sungrown flower sold at an average price of $677/lb., versus $461/lb. in Q3 2019, which was an increase of 46%

●	Indoor inventory turn times were 11 days on average versus 8 days for Q2 2020, 12 days for Q1 2020, and 22 days for Q4 2019

Michigan Operations

●	Golden Harvests operates an 80,000 sq. ft. indoor cultivation facility, with ~10,000 sq. ft. producing in Q3 2020, another 2,500 sq. ft. under construction at quarter end and plans for continued expansion

●	Production in Michigan was 245 pounds in Q3 2020, an increase of 40% versus Q2 2020

●	Michigan proforma revenues3 were $518k; of which $462k was from medical flower sales at an average price of $2,462

●	Subsequent to quarter end, Golden Harvests received their first Adult-Use cultivation license adding an additional 2,000 plant capacity to the facility. In addition, Golden Harvests completed construction on an additional 2,500 sq. ft. flowering room that was filled in early September

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(in $000s except per share amounts)	Three Months
Three Months Ended July 31	2020	2019
Reported Revenue	904	774
Gross Profit, excluding fair value items	428	242
Proforma Revenue3	1,422	774
Adjusted EBITDA1 (loss)	141	(1,235)
Net loss per share	(0.01)	(0.01)
Weighted Common Shares Outstanding	104,821	72,466

Grown Rogue revenue increased from $774k in Q3 2019 to $904k in Q3 2020 due to a combination of higher average selling prices and increased volume sold.

Adjusted EBITDA1 remained positive and increased to $141k, as compared to Q2 2020 YTD EBITDA at $42k, driven by continued improvements in margin and ongoing focus on disciplined financial management.

General and administrative expenses continued to decline YTD from $3.8m to $1.8m, representing 57% of revenue versus 109%. These improvements were the result of streamlined operations along with a larger allocation of overhead to inventory.

The Company used ($88k) of cash in operations YTD, representing a $3.2m improvement versus $3.3m used by operations over the comparable prior year period. The use of cash for the period corresponded with an improvement in net working capital.

	Three months ended		Nine months ended
	July 31,		July 31,
Adjusted EBITDA Reconciliation	2020	2019	2020	2019
Net loss, as reported	$(794,072)	$(931,184)	$(2,234,087)	$(7,378,192)
Add back realized fair value amounts included in inventory sold	626,522	498,542	1,471,821	1,103,493
Less unrealized fair value gain (loss) on growth of biological assets	(770,724)	(1,060,550)	(1,425,228)	(1,140,472)
Less amortization of property & equipment included in cost of sales	115,331	-	351,822	-
Adjusted Gross Margin	$(822,943)	$(1,493,192)	$(1,835,672)	$(7,415,171)
Add back accretion expense, as reported	321,875	32,977	461,415	63,827
Add back amortization of intangible assets, as reported	5,980	7,660	20,620	23,714
Add back amortization of property and equipment, as reported	48,725	157,867	103,534	480,482
Add back amortization of right-of-use assets, as reported	13,233	-	70,152	-
Add back share-based compensation expense, as reported	329,014	-	329,014	112,080
Add back interest expense, as reported	96,881	60,051	258,473	214,131
Add back transaction cost	-	-	-	3,723,724
Add back unrealized loss on marketable securities, as reported	(69,064)	-	558,223	-
Less gain on derecognition of derivative liability	(244,572)	-	(244,572)	(15,000)
Add back loss on debt restructure	462,213	-	462,213	-
Adjusted EBITDA	$141,342	$(1,234,637)	$183,400	$(2,812,213)

	Three months ended			Nine months ended
	July 31, 2020			July 31, 2020
Adjusted Gross Margin reconciliation	Revenue	Costs	Margin	Revenue	Costs	Margin
Grown Rogue products	$903,994	$349,026	61%	$3,057,442	$1,283,260	58%
Third party products	--	--	--	125,460	115,522	8%
Asset depreciation included in COGS	--	115,331	--	--	351,822	--
Cost of packaging & other included in COGS	--	11,625	--	--	66,876	--
Total costs of finished cannabis inventory sold	$903,994	$475,982	47%	$3,182,902	$1,817,480	43%
Realized fair value amounts in inventory sold	--	626,522	--	--	1,471,821	--
Unrealized fair value (gain) on growth of biological assets	--	(770,724)	--	--	(1,425,228)	--
Totals, as reported	$903,994	$331,780	63%	$3,182,902	$1,864,073	41%

NOTES:

1.	The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

2.	The Company has provided Gross Margin Reconciliation to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.	The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

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About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100